April 6, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Peggy Fisher, Assistant Director

Re:	BioDrain Medical, Inc. Amendment No. 2 Registration Statement on Form S-1 File February 12, 2009 File No. 333-155299

Dear Ms. Fisher:

On behalf of BioDrain Medical, Inc.  (the “Company” or “BMI”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated February 24, 2009.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

Fee Table

1.	We will continue to evaluate your response to prior comments one after your respond to comments in this letter.

Response: We believe the fee table correctly reflects the number of shares of our securities to be registered.

BioDrain Medical, Inc.
April 6, 2009
Page | 2

2.
Please tell us how your fee table accounts for the disclosure you added in response to prior comments 3. We note, for example, the multiple references to “N/A” in the column captioned “Proposed maximum offering price per share”.

Response:  We have removed the N/A references and replaced them with the proposed maximum offering price per share of $0.46 per share.

Prospectus Cover Page

3.	We will continue to evaluate your response to prior comment 2 after the warrants underlying the convertible notes have been issued.

Response: The warrants covering 620,095 shares were issued on February 24, 2009.

Prospectus Summary, page 1

4.	Please disclose the second sentence of your response to prior comment 7.

Response:  We have deleted this risk factor.  We will file under a Form 8-A pursuant to Section 12(g) of the Exchange Act concurrently with the effectiveness of this Registration Statement.

Risk Factors, page 3

Because we are a development stage company… page 3

5.
Please tell us the reasons for the deletions to this risk factor. Does management no longer believe the factors described in this risk factor raise substantial doubt about your ability to continue as a going concern? If so, explain why and what circumstances have changed, particularly given your stage of development and lack of revenues.

If we do not succeed…, page 7

Response: We have re-inserted this risk factor into the registration statement.

BioDrain Medical, Inc.
April 6, 2009
Page | 3

6.	We note your response to prior comment 6:

Response:  With respect to all SEC comments regarding the “restructuring agreement” (Comment #6, 25 – 27), please be advised that the FDA approved the Company’s 510(k) premarket notification on April 1, 2009.  As a result, the “restructuring agreement” has no effect since the “restructuring” would only occur if the Company did NOT obtain FDA approval (which it has obtained).

We have eliminated this risk factor entirely since the restructuring cannot occur.

•	Please revise the last paragraph to clarify how FDA approval may eliminate your “prospectus”;

Response: That sentence was grammatically incorrect.  It was intended to read that failure to obtain FDA approval would eliminate our prospects, not “prospectus”.

•
Clarify how the restructuring changes pose a risk to potential investors in this offering. In this regard, please reconcile your response and disclosed on page 54 regarding whether investors will own a public company shell after the reconstructing changes are implemented.

.
Response:  This issue is no longer relevant because the Company received written confirmation of it 510(k) clearance from the FDA on April 1, 2009 and a restructuring is no longer applicable.

•	Expand to disclose whether the “Investors” or your affiliates are engaged in any discussions or negotiations with respect to a reverse merger; and

Response:   Neither we nor our affiliates are not currently (nor ever have been)  in active discussions or negotiations with respect to a reverse merger.

•	Clarify the meaning of the last sentence in this risk factor. Your other disclosure indicates that your assets and operations will be transferred to Privco at the time of the restructuring.

o	Response: This issue is no longer relevant because the Company received written confirmation of it 510(k) clearance from the FDA on April 1, 2009 and a restructuring is no longer applicable.

BioDrain Medical, Inc.
April 6, 2009
Page | 4

We are dependent for our success…page 8

7.	We note the disclosure that you have entered into employment agreements with all members of your senior management team, including Ms. Doerfert. Please file your agreement with her as an exhibit.

Response:  A copy of Ms Doerfert’s employment agreement is included as Exhibit 10.48  to this amendment to the S-1.

Market Price of and Dividends… page 16

8.	We reissue prior comment 10, given that it appears your disclosure here and page 28 continue to disclose different numbers of outstanding warrants.

Response:  The number of warrants are now consistent.

Critical Accounting Policies and Estimates, page 21

9.
We reissue prior comment 12. Please revise to provide a discussion of your critical accounting policies and estimates. This discussion should present your analysis of the uncertainties involved in applying an accounting principle at a given time and the variability that is reasonably likely to result from its application over time. You should address specifically why your accounting estimates and assumptions bear the risk of change. Refer to FR-72.

In that regard, it would appear that accounting for stock- based compensation under SFAS 123(R), EITF 96-18 and related guidance is particularly complex and subjective. For instance: (1) determination of fair value generally involves subjective assumptions, such as those used for Black- Scholes purposes, (2) determination of the measurement date us complex, especially for non-employee transactions and (3) the accounting for equity instruments with performance and service conditions involves subjective judgments about probability.

While we see the changes in response to the prior comment, the revisions do not address relevant accounting complexities and do provide the required disclosure.

Response:  The information is now included.

BioDrain Medical, Inc.
April 6, 2009
Page | 5

Nine Months Ended September 30, 2008 and 2007, page 21

General and Administrative, page 22

10.
We refer to your response to prior comment 15 from our letter dated January 29, 2009 and prior comment 27 from our letter dated December 10, 2008. The basis in GAAP applied in accounting for the reduction of accrued salaries continues to be unclear and we have continuing concerns that the accounting may not comply with GAAP, please respond to the following:

•	In a written response tell us the date accrued salary reduction was recorded. Also provide us a schedule that shows the amounts accrued for each individual before and after the $346,000 adjustment.

Response:  Salary reduction was accrued as of December 31, 2007.  The amounts accrued for Mr. Gadbaw, Mr. Rice and Mr. Davidson as of December 31, 2007 were $138,541, $125,000 and $70,000 respectively and the amounts accrued after the adjustment as of December 31, 2007 were $46,000, $46,000 and $23,000 respectively.

•
In some instances, such as on page 22, you indicate that the accrued salaries were “deferred”. In other instances, you indicate that the accrued salaries were “waived”, please tell us and clarify whether the salaries were deferred or waived.

Response:  The amounts were waived, not deferred, as were the underpaid amounts in 2008 for Mr. Davidson and Mr. Rice.  In exchange Mr. Gadbaw, Mr. Rice and Mr. Davidson agreed to a one-time cash payment in the amounts of $46,000, $46,000 and $23,000 respectively and an option to purchase stock at $.35 in the amount of 160,000, 160,000 and 80,000 shares respectively at such time as the Company raises an additional $3 million.

•
It appears that the accrued salaries were for services rendered by your officers who also appear to be shareholders. Accordingly, to the extent accrued salaries were waived, it is not clear why there is not a contribution to capital from these individuals. As well, it is not clear how the accounting considers the guidelines from SAB Topic 1.B.1., which requires that the financial statements include all costs of doing business. Please advise in a complete written response. Also, cite the basis in GAAP on which you have relied.

Response:  The three individuals are shareholders of the Company but they made no capital contribution as a result of waiving their unpaid salaries.  Rather, they exchanged unpaid salaries that the Company did not have the liquidity to pay for a future cash bonus and options to purchase an aggregate of 400,000 shares at $.35 per share at such time as the Company raises an additional $3 million.  We relied upon APB 26 that says, in part, “APB 26 applies to all extinguishments of debt, whether early or not, except (a) troubled debt restructurings (as defined in FAS 15), (b) debt that is converted to equity securities (common or preferred stock…..

Since the waiver of the unpaid payroll obligations are deemed an early extinguishment of debt the Company recognized the gain on early extinguishment as a credit to payroll expense since that is where the accrued and unpaid amounts had been expensed.  Since the obligations to pay one-time cash payments of $46,000, $46,000 and $23,000 as well as the obligations to issue stock options for 160,000, 160,000 and 80,000 shares were booked at their full values the net effect of these entries is consistent with guidance provided in APB 26.

BioDrain Medical, Inc.
April 6, 2009
Page | 6

•
Tell us whether the cash bonuses and equity instruments to be paid upon raising $3 million are intended to be compensation for raising the $3 million or payment for the services rendered prior to the reduction of the accrual.

Response: The cash payments and equity instruments are not compensation for the raising the $3 million.  These amounts are compensation for past services and simply await a point in time that the Company has sufficient liquidity to pay these amounts.

•
Tell us why the accrual was not adjusted to the fair value of the agreed upon future cash and equity payments in the 2007 financial statements. Tell us why the accounting is contingent on the future finding. Provide us a complete written response that explains your view and that explains how that view is consistent with GAAP. Cite the literature on which you rely.

Response:  The accrual for future cash payments was reflected in the 2007 in full because the Company believes that it is more likely than not that these amounts will be paid.  We did not discount the obligation to their present value because we felt the difference in amounts was immaterial.  The fair value of the stock options representing 400,000 shares were not recorded in 2007 but, since there would only be one month of expense amortization in 2007, this was likewise immaterial.

•
Tell us how your accounting for the contingent stock options considers the guidance from paragraphs 47, 48 and Appendix A of SFAS 123(R). Your written response should fully explain how your applied the guidance applicable to stock options with a performance condition.

Response:  The accounting for the stock options to be granted in the future have now been reflected in the financial statements as stock options with performance conditions and their aggregate value, $47,200, is being amortized as stock based compensation expense over their derived service period.

11.
As a related matter, while we see the disclosure about the accounting applied in the reversal of accrued salaries under General and Administrative (page 22), the paragraph does not appear to make understandable accounting disclosure. We may have further comment on your disclosure upon resolution of the related accounting issue.

Response:  This section has been revised accordingly.

BioDrain Medical, Inc.
April 6, 2009
Page | 7

12.
We note your response to prior comment 13. If the full salary rate has been accrued as an expense and not actually paid in a timely manner or at all, as suggested by your response, then revise your disclosure to eliminate any implication that you “paid” salaries.

Response:  These pages have been revised to be consistent.

Liquidity and Capital Resources, page 22

13.	Regarding your response to prior comment 16:

•	We reissue the first bullet, given the continued inconsistencies on pages 23, 25 and 26 regarding outstanding debt payments you are obligated to make;

Response:  These pages have been revised to be consistent.

•	Expand your response to the third bullet to disclose the total amount of accrued payroll expense you have accrued;

Response:  December 31, 2008 accrued payroll includes one-time cash payment  accruals of $46,000, $46,000 and $23,000 for Mr. Gadbaw, Mr. Rice and Mr. Davidson, respectively, approximately $44,000 for December 2008 payroll that was paid, under normal practice, on January 15, 2009 and approximately $15,000 in accrued state and federal payroll tax.

•
Expand your response to the fourth bullet to clarify whether you have sufficient cash to satisfy a formal payments demand. If you do not, disclose what rights the holders of debt have; for example, may they seize your assets?; and

Response:  We do not have sufficient cash to satisfy a formal demand for payment.  Our expectation is that the $170,000 convertible notes will be converted in common stock upon our registration statement becoming effective and additional delinquent debt will either convert into common stock or will be repaid upon successful completion of our next round of financing.  The $170,000 convertible note is secured by all assets of the Company.  The other debts are unsecured.

•	We reissue the eight bullet, which requested disclosure of the nature of the “other operating expenses” noted on page 23.

Response:  This section has been revised to remove reference to other operating expense as it was insignificant.

BioDrain Medical, Inc.
April 6, 2009
Page | 8

Stock Options and Warrants, page 27

14.
We note your response to prior comment 47 and the second paragraph below the table on page 29. Please explain the purpose and significance of the 1,920,000 determination mentioned. Also, given your disclosure in this section, including the table on page 30, explain why the reverse splits only impacted the securities held by your founders.

The 1,920,000 shares was the number of shares of common stock on a fully-diluted basis that the investors in the October 2008 financing agreed with the Company would be outstanding prior to the investors’  investment in order to arrive at a percentage of ownership for the investors that would be necessary for them to make the investment.  This arrangement was approved by our Board in order to obtain the financing.

As a result of the total shares, options and warrants outstanding prior to the financing being in excess of 1,920,000 the Company effected a reverse stock split with approval of the shareholders at a special meeting held on December 3, 2008.  For purposes of this reverse stock split, we consider “Founders” to be all shareholders on a fully-diluted basis and therefore included all shares subject to options, warrants and convertible debt prior to the first closing from investors in the October 2008 financing prior to the financing.

Description of Business, page 34

15.	We reissue prior comment 21. We note, for example, the June 16 and August 11, 2008 transactions mentioned on page 31 do not refer to an exercise price.

Response:  This section has been updated to reflect the exercise price.

Overview, page 34

16.	Please reconcile your response to prior comment 22 with your disclosure here regarding the identity of your founders.

Response:  Our Founders are Lawrence Gadbaw, Gerald Rice, Peter Morawetz, Jay Nord and Jeffrey Drogue.  Our prior response inadvertently omitted Jay Nord.

17.	Revise the first paragraph to disclose the products for which you have obtained patent rights.

Response:  This section has been revised.

BioDrain Medical, Inc.
April 6, 2009
Page | 9

Industry and Market Analysis, page 35

18.
We note your response to prior comment 5. However, your disclosure in this section and on page 48 continues to cite to data from third- party sources. Please provide us copies of that data, marking the relevant sections to support the disclosure.

Response:  Material has been sent to you for your review under separate cover.

The Fluid Management System (“FMS”), page 38

19.	Please reconcile your reference to your “proprietary” cleaning fluid in the fourth bullet on page 40 and on page 53 with your response to prior comment 28.

Response: We have executed an agreement with Oculus Innovative Sciences (Petaluma, CA) for the supply of a cleaning fluid manufactured according to a proprietary recipe exclusive to BioDrain Medical.  The proprietary fluid for BioDrain Medical from Oculus Innovative Sciences is derived from a fluid that Oculus has 10 patents issued and over 80 patents pending.  Our disclosure has clarified that the “proprietary” cleaning fluid is exclusively licensed from Oculus who holds patens over such products.

Patents and Intellectual Properties, page 41

20.	Please expand the second paragraph on page 43 to disclose the first sentence of your response to prior comment 28.

Response:  The paragraph has been updated to clarify the exclusive licensing rights we hold to the proprietary cleaning fluid.

21.
Please reconcile your disclosure added to the first paragraph of this section on page 41 with your disclosure on page 38, which notes that the product made by MD Technologies also has unlimited fluid capacity.

Response: A reference to one model of product from MD Technologies that has unlimited fluid capacity was added to the first paragraph on page 41 under the Patents and Intellectual Properties section.

Current Competition, Technology, and Costs, page 46

22.	Please tell us where you have disclosed the third and last sentence in your response to prior comment 33.

Response: The disclosure for the third sentence in the third paragraph on page 44 and again in the third paragraph under the Competitive Products heading on page 53.  The disclosure for the last sentence is the fifth paragraph on page 44.

BioDrain Medical, Inc.
April 6, 2009
Page | 10

Engineering and Manufacturing, page 51

23.
We note the disclosure that your disposable cleaning kit will be sourced through alternative suppliers. Please reconcile that disclosure with your disclosure on page 43, which indicates that you have only one supplier of that product.

Response:  We have now clarified that we will have only one source of supplier for the disposable cleaning kit as a result of signing an exclusive licensing agreement with Oculus Innovative Sciences.

Government Regulation, page 51

24.
Please provide current disclosure. We note, for example, the disclosure on page 52 that final documentation of testing results is scheduled for January 31, 2009 and that you expect successful testing. If previously disclosed plans have changed, disclose the material reasons for the change or delay.

Response:  Our electrical testing was successful, the independent FDA review consultant agreed that our submission was complete and the submission was sent to the FDA on March 23, 2009.  We obtained FDA approval of our 510(k) on April 1, 2009.  This section was updated to reflect this.

25.
We note your response to prior comment 37. Your disclosure on pages 7 and 54 continue to state that you entered into the restructuring agreement in June 2007; however, exhibit 10.42 states that the date of such agreement was June 9, 2008. Therefore, we reissue prior comment 37.

Response: The Founders and the Company verbally agreed to the restructuring agreement in June 2007, and therefore, the PPM had disclosed its existence.  However, the arrangement was evidenced in writing on June 9, 2008. This issue is no longer relevant because the Company received written confirmation of it 510(k) clearance from the FDA on April 1, 2009 and a restructuring is no longer applicable.

BioDrain Medical, Inc.
April 6, 2009
Page | 11

26.	We note your response to prior comment 38:

•
It continues to appear that investors who acquire the shares to be sold pursuant to this registration statement will not be able to cause the restructuring changes mentioned in your disclosure. Please revise to disclose this fact, if true;

•
Your first paragraph continues to state that the “Investors” will maintain their shares of your common stock. Clarify how this will occur, as previously requested, given that those shares are registered here for resale;

•
Clarify how the “Investors” will have the same percentage ownership of Privco that they had in the company before the transaction, given that the “Investors” shares are registered here for resale. This arrangement appears to result in the “Investors” owning indirectly a higher percentage of Privco than they would appear to be entitled, given that the “Investors” shares may be they would appear to be entitled, given that the “Investors” shares may be sold. As such, it also appears that the percentage ownership that potential purchasers of your securities may have will not be based on the number of shares they actually hold;

•	Disclose your response to the third bullet;

•
We reissue the fourth and sixth bullets of prior comment 38, which requested expanded disclosure regarding the indentify of the “Company shareholders” and whether a reverse merger or similar transaction involving you was currently being negotiated or considered;

•
It appears from your response to the fifth bullet that you are relying on no authority for your conclusion that shareholder approval is not required for the transfer to Privco. Please confirm that understanding. Also tell us how you concluded that Privco will be a “wholly- owned” subsidiary, given that the “Founders” will also own Privco shares; and

•
If only the “[PPM] investors” will receive the proceeds of a sale or liquidation of Privco, as noted in your response to the last bullet, then disclose the fact, and highlight that risk to potential investors.

Response:  This issue is no longer relevant because the Company received written confirmation of it 510(k) clearance from the FDA on April 1, 2009 and a restructuring is no longer applicable.

BioDrain Medical, Inc.
April 6, 2009
Page | 12

27.	We note your responses to prior comments 40 and 41::

•
You state that the restructuring agreement was not part of the subscription agreement for your recent financing and were only a “unilateral acknowledgement” by the “Founders”. You then state no investor in the financing executed the agreement and that the “PPM” was modified. Please tell us how investors in that financing agreed to the terms of the restructuring. Given your disclosure that they would have actually agreed to the terms of the restructuring. Also tell us why if the “PPM” was modified per your response, those modifications are not reflected in exhibit 10.31.

Response: “The restructuring agreement” was a unilateral promise from the prior shareholders (primarily consisting of management) and the Company and disclosed in the PPM.  No PPM investor countersigned the agreement.  However, the PPM investors expected the “restructuring agreement” as it was disclosed in the PPM.

Please note that this issue is now no longer relevant because the Company received written confirmation of it 510(k) clearance from the FDA on April 1, 2009 and a restructuring is no longer applicable

•
Given your deletions in response to prior comment 40, it is unclear how the “June 2007” restructuring agreement is “in connection with” your October 2008 financing. Please revise to clarify how those agreements relate.

Response:  This issue is no longer relevant because the Company received written confirmation of it 510(k) clearance from the FDA on April 1, 2009 and a restructuring is no longer applicable.

Directors, Executive Officers… page 59

28.
We note your response to prior comment 42. Given your disclosure on page 40 regarding the qualifications and experience of the FDA consultants and advisors you have retained, it is unclear why you should not provide disclosure required by Regulation S-K Item 401 as to them. See Item 401(c) and Rule 408.

Response:  We respectfully submit that no disclosure is required under Item 401(c).  These individuals are our consultants, not our employees.

BioDrain Medical, Inc.
April 6, 2009
Page | 13

Item 401(c)  states:

“Identification of certain significant employees. Where the registrant employs persons such as production managers, sales managers, or research scientists who are not executive officers but who make or are expected to make significant contributions to the business of the registrant, such persons shall be identified and their background disclosed to the same extent as in the case of executive officers. Such disclosure need not be made if the registrant was subject to section 13(a) or 15(d) of the Exchange Act or was exempt from section 13(a) by section 12(g)(2)(G) of such Act immediately prior to the filing of the registration statement, report, or statement to which this Item is applicable.”

Item 401(c) expressly states that it applies to employees.  Our FDA consultants or advisors are not our employees.  They provide services to other enterprises.  They are employees of other companies.  In fact, we pay the companies for the use of these consultants.  Therefore, we respectfully submit that Item 401 does not apply.

29.	Given your disclosure on page 60, please revise to include Ms. Doerfert in your table here.

Response:  Ms. Doerfert is now included in the table as well as in the biography section following the table

Medical Advisory Board, page 61

30.	We reissue the third bullet of prior comment 43, because it is unclear where you provided the disclosure requested by that bullet.

Response:  The biographies of the Medical Advisory Board members have been revised to be more factual and objective. Although we have not yet commenced the sale of our products, because we were, until April 1, 2009,  awaiting FDA 510K approval to do so, the insight and experience of our Medical Advisory Board are invaluable in understanding how doctors and nurses deal with fluid management and control in an operating room environment.

Summary Compensation Table, page 63

31.	We note your response to prior comment 44:

•
Please reconcile your disclosures in the notes to the summary compensation table and on pages 64 and 65 regarding the amounts to which Messrs. Davidson and Rice were entitled to receive pursuant to their employment agreements and whether they have or have not received options in satisfaction of unpaid salaries. Your table on page 29 also indicates that such options have already been issued; and

Response:  Unpaid salaries in early 2008 have been waived by Mr. Davidson and Mr. Rice and were never accrued into 2008 expense.  Since the agreement to accept one-time bonuses and stock options were agreed upon in June 2008, this agreement included the waiver of accrued payroll in 2007 that had previously been expensed and then reversed as well as amount underpaid in 2008.  The amounts in the table are the amounts that were specified in the employment agreements and the notes explain that Mr. Davidson was paid $126,650 in 2008 rather than $185,000, including a $25,000 bonus, under his employment agreement and Mr. Rice was paid $75,535 in 2008 rather than $114,250 under his employment agreement.

BioDrain Medical, Inc.
April 6, 2009
Page | 14

The one time payments were accrued in 2007 to reflect the likelihood that these amounts would be paid when the company raises an additional $3 million.  Although the options have not been issued we have treated them as issued, for accounting purposes, as options with performance conditions and the annual financial statements reflect the amortization of expense of such options under FAS 123R using a derived service period of one year.

•	Clarify how the amounts of salary for 2008 that were unpaid will be addressed: for example, did Messrs, Rice and Davidson agree to waive such amounts?;

Response: Yes, see the above comments

Certain Relationships and Related Transactions, page 70

32.
We note your response to prior comment 48. Please file as an exhibit the agreement related to the deferral of consulting fees owed to Mr. Morawetz. Also, we reissue the third bullet of prior comment 48 since it is unclear where you provided disclosure regarding the matters noted in that bullet.

Response:  The agreement between Mr. Morawetz and the Company regarding the deferral of consulting fees is strictly verbal.  There is no agreement to include as an exhibit.  Mr. Morawetz is a member of the board of directors and a founder of the Company.  Consequently he is well aware that the Company’s ability to pay such amounts is limited and there has been no formal demand for payment.  The Company continues to carry that liability in full on its books and will do so until the amount is either repaid or an agreement is reached with Mr. Morawetz to accept a reduced amount.

33.
We note your response to prior comment 49. That comment, like prior comment 78 in our letter dated December 10, 2008, requested that you clarify your disclosure here regarding Mr. Morawetz by discussing your relationship with him separately. Your disclosure in the third paragraph of this section continues to refer Mr. Morawetz.  Therefore, we reissue prior comment 49.

Response:  We have included an additional discussion about our relationship with Mr. Morawetz and the ongoing discussion regarding payment, if any, of his accrued consulting fees from 2007 and prior years.

BioDrain Medical, Inc.
April 6, 2009
Page | 15

34.	Regarding your response to prior comment 50:

•
Please revise the third paragraph to clarify whether the cash bonuses payable to Messrs, Rice and Davidson will be paid from the proceeds of the $3 million funding. Also disclose on an individual and aggregate basis the total amounts to be paid to your affiliates upon receiving such financing. For example, we note the reference on page 22 to the deferral of salary-  related expenses until such financing is received;

Response: This section has been revised to compare the increase/decrease in expenses for the year 2008 compared to 2007.  The accrued amounts of payroll due Mr. Rice and Mr. Davidson; $46,000 and $23,000 respectively, will be paid as soon as practicable after the receipt of proceeds of the next $3 million financing although we don’t contemplate a specific holdback from the proceeds for that purpose.

•	Reconcile your response and disclosure here that options have not yet been granted with your disclosure on page 64 that such options have already been granted;

Response:  Our agreement with Mr.’s Rice, Gadbaw and Davidson is that the options will be granted upon the Company arranging an additional $3 million in equity financing and, therefore, the actual option agreements have not been issued.  We are reflecting these options as granted for accounting purposes and for purposes of executive compensation disclosure in accordance with GAAP.  The compensation table has been updated to include the 2008 expense amortization related to these options.

•
Revise the fourth paragraph to clarify the amount of unpaid accrued salaries from December 2007 to April 2008 and from June 2008 to present. Also discuss whether any arrangement exists for the payment of such accrued and unpaid salaries; and

Response: Mr. Davidson was paid $126,650 in 2008 rather than $185,000 that would be in accordance with his employment agreement, including a $25,000 bonus, and Mr. Rice was paid $73,525 in 2008 rather than $114,250.  Mr. Davidson waived the $58,350 in underpaid compensation and Mr. Rice waived the $40,725 in underpaid compensation in 2008.  This paragraph has been revised to clarify that the one-time cash payments and stock options to be issued upon raising an additional $3 million were accepted by Mr. Davidson and Mr. Rice as an exchange for the underpaid compensation in all years.

BioDrain Medical, Inc.
April 6, 2009
Page | 16

•	File as an exhibits any agreements related to the arrangements mentioned in the third paragraph of this section.

Response:  There are no formal agreements to file as exhibits.

35.
We note your response to prior comment 52. That comment requested disclosure of the information required by Item 404 of Regulation S-K with respect to the transactions noted in exhibits 10.15-10.18. Because your response does not address those transactions and it appears you have not provided such disclosure, we reissue that comment.

Response:  Messrs. Davidson, Morawetz, Reding and McGoldrick each lent the Company $1,000 in January or February, 2007.  The Company agreed to repay the loan with interest and, in addition, agreed to convert the debt into common stock.  The loans are now in default but the individuals have not made formal demand for payment and intend to convert the notes into stock at a future date.  Since these transactions were for $1,000 each and less than the threshold of the lesser of (a) $120,000 and (b) 1% of our total assets (approximately $700,000 as of December 31, 2008, so therefore 1% equals $7,000), we did not include the loan arrangements in this section.

Selling Security Holders, page 71

36.
We note your response to prior comment 54. Expand note 26 to clarify the nature of the services provided by the “certain consultants” mentioned in that note. Also expand note 27 to identify the “consultant” who assisted you in obtaining bridge financing and subsequent equity financing and to briefly describe the nature of the assistance provided. Also file as an exhibit the “binding term sheet” with that consultant that is mentioned on page II-6.

Response: We have expanded note 26 and 27 as requested.

37.
Your response numbered 55 reproduces the same comment as your response numbered 54. However, comment 55 in our letter dated January 29, 2009 requested disclosure of the natural persons who exercise voting and/ or dispositive powers with respect to the shares offered by Schwartz Holding. It appears that you have not provided such disclosure. Therefore, we reissue prior comment 55

Response:  The natural person who exercises voting power over Schwartz Holding is Charles I. Schwartz.  The footnote has been updated to disclose this.

BioDrain Medical, Inc.
April 6, 2009
Page | 17

38.
We note your response to prior comment 57. However, your disclosure regarding the first bullet point of this section regarding the number of shares underlying the convertible debenture continues to be inconsistent with your disclosure in notes 11-17 regarding the aggregate number of shares underlying that security. Please revise. In addition, please reconcile your references in the first bullet, notes 11-17 and note 24 regarding the nature of the security. In those locations, you refer to such as “convertible debenture”, “promissory note” and “convertible note”, respectively.

Response:  This section has been revised to clarify that the convertible promissory note conversion price into stock is $.274151 and the warrants have an exercise price of $.35.  Additionally we corrected note 17 to indicate that Egatniv LLC has a convertible promissory note that will convert into 91,191 shares, not 182,381.

Security Ownership of Certain Beneficial Owners and Management, page 76

39.
We note from your response to prior comment 24 and disclosure added on page 34 that the warrants issued by you in your recent financing are immediately exercisable. Please reconcile that response and disclosure with your disclosure in the notes to your table here. It appears from your selling security holders’ table that Messrs, Ruwe, Schwartz and Taylor and the two trusts each participated in such financing but your disclosure here indicates that the warrants held by them are not exercisable within 60 days.

Response:  The warrants are fully vested.  However they include a clause that prohibit the warrants to be exercised if it would cause the holdings of such equityholder to be in excess of 4.99% of our total outstanding shares.  The warrantholder may amend this clause to eliminate this requirement.  However, such clause will not take effect until the 61 day after notice has been given.  Consequently they cannot exercise their warrants within 60 days of a recent date, and those warrants are not included in the total outstanding and percentage of outstanding shares.

40.
We reissue prior comments 60, in part. Contrary to your response, your disclosure continues to disclose different numbers of shares underlying warrants held by Mr. Taylor. On page 72, you disclose that he holds 571,429 shares underlying warrants, but disclose in note 11on page 78 that he holds 571,479 shares underlying warrants.

Response:  The correct number of shares and warrants is 571,429. Note 11 has been corrected to reflect this.

BioDrain Medical, Inc.
April 6, 2009
Page | 18

Warrants and Convertible Notes, page 79

41.	Please disclose the first sentence of your response to prior comment 61, and indentify the “seven holders” of the convertible securities, as previously requested.

Response: The conversion price is $.274151 per share, we rounded this to $.27 per share in the S-1.  The names of the note holders and the calculation of the number of shares, rounded to the nearest share is shown below.

Also:

•	Reconcile your disclosure here and your response regarding the conversion price of those securities; and

•	Tell us how you determined that the convertible notes are convertible into 620,095 common shares. Show us the calculation underlying your conclusions.

•
Response:  The names of the convertible promissory note holders, the face amount of the individual notes and the number of shares that the notes will convert into, rounded to the nearest shares, are as follows:

•

BioDrain Medical, Inc.
Bridge Loan Holders		Conversion Price
		0.274151
		Shares
Name	Amount	of Stock
Core Fund Mgmt LP	$50,000	182,381
C. James Jensen	50,000	182,381
Steve Andress	10,000	36,476
Kendall Morrison	10,000	36,476
EGATNIV LLC	25,000	91,191
Erick Richardson	12,500	45,595
Nimish Patel	12,500	45,595
Total	$170,000	620,095

BioDrain Medical, Inc.
April 6, 2009
Page | 19

Legal Matters and Interests of Named Experts, page 84

42.	Regarding your response to prior comment 62:

•
Your disclosure here regarding the number of shares held and offered by Nimish Patel, Erick Richardson and RP Capital continues to differ from the number of shares held and offered by these holders as disclosed on page 72. Please revise. Also revise your calculations here regarding the aggregate number of shares held and offered by Richardson& Patel and its affiliates, as appropriate;

Response: The number of shares disclosed is consistent.  The apparent discrepancy appears because the “number of shares” in the selling shareholder table is on a fully-diluted basis, whereas the number of shares is on a NON-fully diluted basis in the “Legal Matters” section..

Under the columns entitled “Number of Shares Owned Before the Offering” in our Selling Shareholder Table we list the following number of shares held:

Nimish Patel	503,601 Shares

Erick Richardson	490,733 Shares

RP Capital	326,848 Shares

Note 1 to such column indicates that the “Number of Shares” includes shares subject to exercise of warrants and conversion of debt.

In the section entitled “Legal Matters and Interests of Named Experts” we have described the same equity holdings for Messrs. Patel and Richardson and RP Capital; however, the presentation has been different.:

Shareholder	Shares	Warrants	Conv Debt	Total

Nimish Patel	412,411	45,595	45,595	503,601

Erick Richardson	399,543	45,595	45,595	490,733

RP Capital	183,991	148,857	0	326,848

•
It is unclear how your disclosure here includes the debt you owe to Richardson & Patel that is mentioned on page 23. For example, is that debt different or related to the convertible notes mentioned here? Please revise, as appropriate; and

Response: The debt is consistent with the convertible notes.  We have revised the disclosure.

BioDrain Medical, Inc.
April 6, 2009
Page | 20

•
Expand your response to clarify how you reached your conclusion regarding the lack of material risks. For example, describe the impact that the number and percentage of shares held and offered by the law firm and its affiliates, as well as the penalty provisions described on page 79, may have on its interests in the transaction currently registered.

Response:  The law firm’s equity interests in causing the registration statement to become effective is consistent with our interest in having our registration statement to become effective.  We have reviewed the risks that the law firm’s debt interests, in particular the penalty provisions, may have on the preparation of our registration statement.  Effectively, Messrs. Patel and Richardson may receive approximately $700 for each month our registration statement has not been declared effective.  We believe these interests of the law firm pose an immaterial risk with respect to the preparation of our registration statement.

Financial Statements

43.	Please update the audited financial statements in the next amendment. Refer to Rule 8-09 of Regulation S-X.

Interim Financial Statements for the Nine Months Ended September 30, 2008

Balance Sheet, page F-2

Response:  Audited financial statements for the years ended December 31, 2008 and December 31, 2007 are included in this amendment.

44.
Your response to prior comments 17 and 18 indicate that “other current assets” is solely comprised of restricted cash. Please tell us why you should not revise the label for the referenced caption to more accurately describe the composition of the account. In that regard, please also provide footnote disclosure that describes the nature and terms of the restriction.

Response:  The caption has been changed in the balance sheet and statements of cash flows to indicate it is restricted cash in escrow.

BioDrain Medical, Inc.
April 6, 2009
Page | 21

Statement of Operations, page F-3

45.	If the item “product development” is research and development as described in MD&A and in financial statement Note 1, please revise to use a consistent title.

Response:  The description in the financial statements and in the MD&A has been changed to product development expense

Statements of Cash Flows, page F-5

46.
Your responses to prior comments 17 and 18 indicate that “other current assets” is solely comprised of restricted cash. Please tell us why the change in restricted cash is appropriately classified as an operating activity for cash flow statement purposes. In that regard, tell us how you applied the relevant classification guidance from SFAS95.

Response:  It is our judgment that the restricted cash will be consumed in the course of 12 months to pay for investor relations expenses that would otherwise be paid out of operating cash and, therefore, should be reflected as a use of operating cash flow.  As the balance of this account is reduced to pay for operating expenses it will be shown as a source of operating cash flow to offset the operating expense.

Note 1. Patent and Intellectual Property, page F-6

47.
We refer to the response to prior comment 71. As previously requested, please revise the disclosure about the transaction with Mr. Ryan to state the date of the agreement and to describe how you accounted for the cash paid and warrants issued. Also disclose the fair value assigned to the warrant.

Response:  The agreement was signed in June 2008.  Mr. Ryan and/or his affiliated company received $75,000 upon signing the agreement, $100,000 on or before June 30, 2009 and a warrant to purchase 150,000 shares of stock at an exercise price of $.35 per share.  The warrant is assigned a value of $16,050 using a black-scholes model and the full amount was expensed in 2008 because the warrant vested immediately.

48.
As a related matter, we refer to your response to prior comment 72. Please disclose how you valued the warrants issued to Mr. Ryan, including the model and significant assumptions. As Mr. Ryan does not appear to be an employee as defined in SFAS 123(R), please also disclose how your accounting considers the guidance from EITF 96-18 and EITF 00-18. In that regard, as indicated in your response, disclose that the warrants were fully vested at issuance.

We used a black-scholes model to value the warrant issued to Mr. Ryan as the value of the warrant was more quantifiable than the value of the services rendered.  The primary inputs were an expected volatility of 45%, a dividend rate of 0%, an estimated life of 2.5 years and a risk free interest rate of 3%.  This resulted in a value per share of $.107 and a total value of $16,050.

BioDrain Medical, Inc.
April 6, 2009
Page | 22

Note 3 Stock Options and Warrants, page F-7

49.
Disclosure in this footnote is not limited to stock options and warrants. Please revise the footnote title in the updated audited financial statements to more accurately describe the components of the footnote. A title such as “Stockholders’ Equity (Deficit)” may be appropriate for that purpose.

Response:  The title to Note 3 has been changed.

Warrants, page F-8

50.
At the bottom of page F-8 you disclose that: “Warrants issued in connection with the $170,000 in convertible debt were not issued as of September 30, 2008 and, therefore, the debt discount was not recorded as of that date.” The sentence is not clear because it states that warrants issued were not issued. In that regard:

•	Tell us and make disclosure about these warrants, including all relevant terms and conditions.

•	Tell us and disclose when you expect to issue the warrants.

•	Tell us about and disclose any investor performance or other conditions precedent to issuance.

•
Tell us how your accounting for these warrants considers the accounting guidance from EITF 96-18. We specifically refer you to Issue 1 which describes how to determine the appropriate measurement date. That is, please explain to us why the fact that you have not formally issued the warrants is relevant to the timing of the accounting under SFAS 123(R) and EITF 96-18.

Response:  The warrants were issued on February 24, 2009 but the obligation to issue the warrants commenced July 23, 2007.  Each of the noteholders is entitled to convert their note into common shares at a conversion price of $.274151 per share and they have a three year legal term.  The warrants should have been issued in July 2007 and the value of the warrants,$53,328 determined using a black-scholes model, was treated as a debt discount and amortized as additional interest expense over the term of the loan that matured April 2008.

BioDrain Medical, Inc.
April 6, 2009
Page | 23

The interim financial statements previously submitted were in error to the extent of this expense but SFAS 154 does not apply because the annual expense in 2008 is correctly stated and the understatement in 2007 was immaterial.

51.	Show us how the number of warrants granted in 2008 reconciles to the narrative disclosures under the caption “Warrants”.

Response:  Warrants issued in 2008 are as follows:

Warrants Issued in 2008
Shares underlying warrants issued to consultants	385,913
Shares underlying warrants issued in October 2008 Financing	4,689,291
Shares underlying warrant in connection with bridge loan	620,095
Total shares underlying warrants issued in 2008	5,695,299

Stock and Stock Options, page F-9

52.	Please disclose the fair value assigned and how you determined the fair value assigned to common shares issued for each other than cash. Refer paragraph 11d of SFAS7.

Response:  Shares issued to finders, agents and deal principals were valued at $.35 per share, the same price paid by investors.

53.
You disclose that; “On August 22, 2005, we issued an option to purchase 17,957 shares of our common stock at $1.67 per share to a member of our board of directors, Thomas McGoldrick, for his services as a director. The options were grantable annually at 10,000 per year starting in 2008. On August 22, 2006, we issued an option to purchase 5,986 shares of common stock at $.46 per share to beginning in 2008 is related to the options granted to Mr. McGoldrick in 2005 and 2006. Please also clarify the similar disclosure with respect to the arrangement with Mr. Reding.

Response:  This section has been revised to clarify that the option agreements to Mr. McGoldrick and Mr. Reding called for an initial grant of 30,000 shares at an exercise price of $1 per share with additional grants to be awarded on their anniversary dates of joining the board of directors. The split adjusted amounts are 17,597 initially with 5,985 annually and an exercise price of $1.67.

BioDrain Medical, Inc.
April 6, 2009
Page | 24

54.
You disclose that: “On March 10, 2008, we entered into a finder agreement for referral services for the Company’s funding that was completed on August 31, 2008”. Please expand to provide disclosure about the funding completed on August 31, 2008. If you intended to refer to what you have described as the “October 2008” financing, please clarify. Please also disclose how you accounted for the fair value assigned to the equity instruments issued as a finder’s fee.

Response:  This section has been revised to refer to the financing as the October 2008 financing.

55.	Please disclose how you accounted for the fair value assigned to the 250,000 shares issued for the investor relations arrangement with Kulman.

Response:  The 250,000 shares were valued at $.35 per share, the same price that investors paid in the October 2008 financing. These shares are shown on a separate line with a value of $87,500 in the shareholder equity section.

56.
You disclose that Namaste Financial is “entitled” to receive 125,000 shares and a related warrant for consulting services. Please revise to state whether you have actually issued the equity instruments. Tell us and disclose the fair value assigned to the arrangement and how you are accounting for that fair value. In a written response, show is that your accounting for this arrangement is appropriate in GAAP. We refer to SFAS 123(R), EITF 96-18 and EITF 00-18.

Response:  The shares and warrants were issued for 125,000 shares each.  Since the shares and warrants were issued in connection with an equity financing they are both shown in the shareholder equity section.

57.
Please show us where the 50,000 shares granted to Mr. Davidson in 2006 are included on the statement of the stockholders’ equity. The equity statement does not appear to show an issuance under an employment agreement for 50,000 shares in 2006.

Response:  Mr. Davidson’s 50,000 shares became 29,927 shares on a split adjusted basis and were issued 10-19-06.  These shares are included in the 38,906 shares indicated as issued on 10-19-06 and 10-23-06.

58.	Please disclose the fair value assigned to the 543,292 options granted to Mr. Davidson on September 12, 2008. Also disclose the assumptions specific to that grant.

Response:  The value per share of the option agreement was determined to be $.342 per share or a total value of $185,806.  This was determined using a black-scholes model with a 5 year estimated life, 45% expected volatility, 0% dividend rate and a risk free interest rate of 4%.  This amount was expensed in full in 2008 because the option was immediately vested and this amount is included in the total option compensation column in the executive compensation table.

BioDrain Medical, Inc.
April 6, 2009
Page | 25

Other Securities For Issuance Upon Certain Contingencies, page F-10

59.	We refer to your response to prior comment 77. With respect to the options granted to Mr. Ruwe and Mr. Dauwalter please:

•	Tell us about and fully disclose the underlying performance conditions. Refer to paragraph A240 of SFAS 123(R).

•
In a complete written response, tell is how your accounting considers the guidance about stock options with performance conditions as described in paragraphs 47, 48 and Appendix A of SFAS 123(R). You written response should fully demonstrate that you have appropriately applied the accounting guidance relevant to stock options with performance conditions.

Response:  The description of these option agreements has been clarified and we have derived the service periods for the achievement of the performance conditions, in accordance with SFAS 123(R) and amortized the applicable stock based compensation expense in the 2008 financial statements.

We may have further comment on disclosure upon resolution of the accounting issue.

60.
We refer to your response to prior comment 78. It continues to be unclear why it is appropriate in GAAP to reverse the $85,000 accrued for services rendered by Mr. Morawetz between 2002 and 2006. Please provide a written response to the following:

•	Please explain to us the basis in GAAP for concluding that it is appropriate to reverse the accrued liability. Cite the specific literature on which you relied.

•
You indicate that Mr. Morawetz has agreed to “defer” the amount owed to him for the service he rendered during 2002 to 2006. Explain to us why you believe it is appropriate to reverse the accrual for a liability that has been “deferred”. Cite the specific literature on which you relied.

BioDrain Medical, Inc.
April 6, 2009
Page | 26

•
You indicate that you will expense an amount for the services rendered from 2002 to 2006 once you reach an agreement on a renegotiated amount. Please tell us why you believe this accounting is appropriate in GAAP. In that regard, explain to us why you believe it is appropriate in GAAP to expense cost of services rendered from 2002 to 2006 in some future period. Cite the basis in GAAP on which you relied.

Response:  The full amount of the $85,000 in deferred consulting fees was accrued as of December 31, 2006 and continues to be on our books as of December 31, 2008.  This amount will remain until such time that we either pay Mr. Morawetz or reach and alternative arrangement as to amount and timing of such payment.  The prior reference to being no longer accrued did not mean to imply it had been reversed, just that the accrual ended when the consulting services ended.

61.
We refer to the paragraph addressing the arrangements with the human resources consulting firms. You indicate that Andcor will not earn its 75,000 warrants until a candidate is hired and remains an employee for one year. Please also disclose the terms of grant for the 75,000 warrants under the arrangement with Taylor & Associates.

Response:  This section has been revised to clarify that the warrants for 75,000 shares to each of Andcor and Taylor Associates will not vest until the new VP of Sales and Marketing is employed for one year.  Her employment commenced on February 1, 2009 so the vesting date will be February 1, 2010 if she continues to be employed on that date.

62.	With respect to the arrangements with Andcor, Taylor & Associates and Mr. Sachs, please tell us and disclose how you are accounting for the arrangements under SFAS 123(R) and EITF 96-18.

Response:  We have reflected no expense in our 2008 financial statements because the new employee was only hired on February 1, 2009 and we have insufficient information on which to make a determination as to whether these warrants will ever vest.  We will continue to evaluate this over the next several months and will place a value and vesting schedule on this expense at an appropriate time.  Likewise, it was impractical to place a probability for Mr. Sachs to meet his incentive milestones in order for his warrants to be issued and they will be valued and expensed upon achieving his milestones, if any.

63.
While we see your response to prior comment 79 it continues to be unclear how the paragraph at the top of page F-11 makes meaningful accounting disclosure. In a written response to this comment please tell us how this referenced paragraph makes meaningful accounting disclosure. Unless you can explain the accounting relevance of this disclosure, please delete the referenced paragraph.

Response:  The number of shares underlying the warrants that we agreed to issue to Mr. Sachs were negotiated without respect to black-scholes or other valuation model.  They were simply stipulated in an arms length negotiation.  The value of these warrants for accounting purposes, however, will be determined using black-scholes and expensed in 2009 when the timing and number of shares is known.

BioDrain Medical, Inc.
April 6, 2009
Page | 27

Note 6. Long- term Debt, page F-12

64.
While we see your response to prior comment 81, you continue to disclose that notes totaling $284,000 are “passed their due dates and could be called by the holders”. Accordingly, please tell us why the full $284,000 is not classified as current in the balance sheet. If the second sentence in the first paragraph under the table on page F-12 is not accurate, please appropriately revise.

Response:  We have revised this language to indicate that $184,000 is past due.  The previous language was in error.

65.
We refer to your response to prior comment 82. As previously requested, please provide an accounting policy disclosure for damages provisions under registration rights agreements. Refer to FSP EITF 00-19-2.

Response:  We are familiar with FSP EITF 00-19-2 and the requirement to book a contingent liability.  The registration rights agreement specified that we would be subject to a penalty of $25,000 if we did not file our S-1 within 120 days of August 31, 2008 and would also incur a penalty of $5,000 per month, up to a maximum of 16% of the proceeds of the financing (approximately $250,000) for each month after 180 days of August 31, 2008 that our registration is not declared effective.  Consequently we satisfied the requirement to file our S-1 and have now incurred an obligation of $5,000 for the month of March 2009 because our registration is not yet effective.  Since this amount is immaterial to the results of 2008 we will record this obligation in the first quarter of 2009.

Audited Financial Statements for the year ended December 31, 2007

Report of Independent Registered Public Accounting Firm, page F-14

66.	We note your response to prior 83 and may have further comment once we review your updated audited financial statements and MD&A.

Response:  We will await your further comment.

BioDrain Medical, Inc.
April 6, 2009
Page | 28

Statement of Operations, page F-17

67.
Please provide earnings per share on the face of the statements of operations for each annual and interim period presented. Please ensure that the notes to financial statements also include all relevant disclosures required by SFAS 128.

Response:  The notes to financial statements now include the relevant disclosure under SFAS 128 and the loss per common share is shown on the face of the Income Statements.

Statement of Stockholders’ Equity (Deficit), page F-18

68.	Please provide a statements of stockholder’s equity that is cumulative from inception as required by paragraph 11d of SFAS 7 and as referred to in your audit report.

Response:  The statement of stockholders’ equity (deficit) is now cumulative from inception.

69.	We re-issue comment 86. Please remove the caption “unaudited” from the sub-totals for all annual periods.

Response:  Unaudited has been removed from all annual periods.

70.
Please revise to clarify how the footnotes directly below the statement of stockholders’ equity on page F-18 are connected to the presentation. In that regard, it appears that a portion of the required financial statement is not presented.

Response:  The presentation has been revised.

71.
We re-issue prior comment 90. Please reconcile the numerical disclosures of the amounts of research and development expense in 2007 and 2006 as presented in this footnote with the corresponding numerical disclosures of the amounts of research and development expense in 2007 and 2006 as presented in MD& A on page 22.

Response:  The numerical disclosure in the MD&A is now consistent with the financial statements.

72.  While we see your response to prior comment 91 the accounting applied continues to be unclear. In that regard, we reference the statement that as of December 31, 2007 you have “accrued $100,000 for unbilled product development work since 2002.” However, we see that total research and the statements that you accrued the $100,000 as of December 31, 2007 is accurate, please tell us why research and development expense totals less than $2 thousand for that year.

Response:  The Company accrued $75,000 in 2007 as the estimate for the ultimate settlement of the amount to be paid Marshall Ryan but the amount agreed to in 2008 was $175,000.  The initial $75,000 was accrued as professional fees rather than product development expense but the $100,000 expensed in 2008 was recorded as product development expense.

BioDrain Medical, Inc.
April 6, 2009
Page | 29

73. We refer to your response to prior comment 14. You disclose that you were notified in late 2007 that the cost of the product development effort would be $100,000 for the work performed in prior years. Please respond to the following:

•	Please reconcile the disclosure from page F-20 with your representation in response to prior comment 14 that you did not know the amount until 2008.

•
Based on your disclosures, it appears that you were aware that a third party was performing services on your behalf and you were informed of the amount prior to December 31, 2007. Accordingly, please explain to us why the $100,000 (for some other reasonable estimate of the amount owed) was not expensed prior to delivery of the invoice in 2008. Your response should fully explain how the accounting complies with GAAP, including the principles of accrual accounting. Cite the specific literature on which you have relied.

•
Response:  The Company accrued $75,000 in 2007 as its estimate of the amount that would ultimately be due Marshall Ryan but the amount agreed to in 2008 was $175,000.  The difference was an error in accounting estimate.

Note 3. Stock Options and Warrants, page F-21

74
We re-issue prior comment 92. Please tell us whether the numerical disclosures of vested options and warrants described in the sentence appearing directly under the stock option/warrant roll- forward were updated for the stock splits. In that regard, as of December 31, 2007, the number of currently exercisable warrants in the referenced sentence exceeds the number of outstanding warrants in the table.

Response:  The current disclosure has been revised to properly disclose the options and warrants on a post stock split basis and the vested options and warrants are, likewise, post split quantities.

BioDrain Medical, Inc.
April 6, 2009
Page | 30

75
We refer to your response to prior comment 93. You previously disclosed that you applied a volatility factor of zero for stock options and warrants. You now disclose that you used a volatility factor of 45%, apparently for all periods. Please respond to the following:

•	Tell us how you determined the volatility factor of 45%. Explain how your measure is appropriate in your specific circumstances and Under SFAS 123(R).

•	Tell us why the volatility factor does not vary from period to period. That is, explain to us why the volatility measure is 45% for each year and for the 2008 interim period.

•	Quantify how the change in volatility impacted the fair value assigned to the instruments for each period.

•	In that regard, if you did not apply a volatility factor for options and warrants in the prior filings, tell us why you have not reported a correction of an error under SFAS 154

•
Response:  The Company does not have any trading history for its own stock and, therefore, had to look for alternative means to arrive at expected volatility.  The company observed the historical volatility of other public medical device companies and used their recent volatility as guidance for its own expected volatility. Based upon these observations we arrived at 45% as our estimate of future volatility.  We did not vary the volatility estimate from year to year or in the interim periods because that would imply a level of precision in our estimate that is not present.  We will continue to evaluate the company’s volatility as the stock begins trading and will update it over time as applicable.

76
Please disclose how you determine each of the assumptions applied in valuing stock options and warrants under SFAS 123(R). In that regard, also indentify the sector index used in determining volatility and disclose why you believe that is in appropriate index. Please refer to paragraph A240 of SFAS 123(R).

Response:  We determined the dividend rate to be 0% because we have no expectation of paying dividends in the foreseeable future.  We arrived at the risk free interest rate by referring to the effective interest rate of US treasury debt instruments with the same term as our estimated option/warrant life.  The warrant/option life was estimated based upon the mid-point between the period of vesting and the legal term, and the volatility was based upon historical volatility of similar public companies.

BioDrain Medical, Inc.
April 6, 2009
Page | 31

77
We re-issue prior comment 94. SFAS 123(R) calls for numerous disclosures as set forth in paragraphs A240 and A241 that are required for both employee and non- employee transactions. Also note that you should comply with all disclosures applicable to a public company as a result of your registrations statement. Your disclosures do not appear complete under the cited guidance. Please appropriately revise. In response to this comment provide us a cross reference to paragraph A240 of SFAS 123(R) that shows us where you have made the required disclosure or that explains why the disclosure is not applicable.

Response;  Note 3 contains the disclosure required by paragraphs A240 and A241 of SFAS 123(R), much of which is in narrative form and some in tabular form.

Item 26. Recent Sales of Unregistered Securities, page II-4

78
We note your response to prior comment 97. However, it continues to appear that you have not provided the information required by Item 701 of Regulation S-K with respect to the stock options grants during 2007 to your executive officers that are mentioned on page 64. In this regard, we note the conflicting disclosure throughout your document that such options “will be” granted to such officers, but your table on page 64 indicates that those options have already been granted. Please revise and ensure that your document accurately discloses the total all past option grants.

Response:  The actual option documents have not been issued because the Company reached an agreement with the officers to issue the options at such time as the Company raises an additional $3 million.

79
Please reconcile your response to prior comment 98 with the first paragraph under Note 7 on page F-13. If shares were issued subsequent to September 30, 2008, ensure that these shares are accounted for in disclosing the total number of shares you have outstanding.

Response:  Page F-13 was the interim financial statements that are no longer a part of this amendment but the shares outstanding on the balance sheet was correct.  As of September 30, 2008 and December 31, 2008 we had 8,130,841 shares outstanding and as of March 31, 2009 we have 8,255,841 shares outstanding.

Item 28, Undertaking, page II-10

80
We reissue prior comment 100. Despite your response to the contrary, your filing continues to lack the first clause of Regulation S-K Item 512(a) (5); specifically, the phrase beginning “That, for the purpose of determining liability…” In addition, the undertaking set forth in Regulation S-K Item 512(a) (6) is required for all initial public offerings of securities.

The undertakings section has been revised to add the language described in the SEC comment letter. Please see Item 28.  Undertakings.Signatures, page II-10

BioDrain Medical, Inc.
April 6, 2009
Page | 32

81
We note that response to prior comment 10. Please reconcile your disclosures here and in the table on page 59 regarding whether Mr. Davidson serves as your chief financial officer. Also disclose below the second paragraph of text on this page which individual signed in the capacity of principal accounting officer or controller.

Response:  Upon termination of Gerald Rice on January 15, 2009 Mr. Davidson assumed the role of principal financial officer and principal accounting officer.

Exhibit 3.1

82
Prior comment 102 requested that you file as an exhibit a complete copy of your articles of incorporation as amended. Exhibit 3.3 merely reflects an amendment to those articles. Therefore, we reissue prior comment 102.

Response:  The articles of incorporation and the articles of amendment were filed as two separate exhibits but have now been combined under Exhibit 3.1
*******

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they provided all information investors require for an informed investment decisions. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

BioDrain Medical, Inc.
April 6, 2009
Page | 33

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance for the requested effective date.

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours,

RICHARDSON & PATEL, LLP

Ryan Hong, Esq.